TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2006

SUPPL

Companhia de Transmissao de Energia Electrica Paulista

dlw 12/12

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company"), consisting of the balance sheet as of September 30, 2006, and the related statement of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. As described in Note 9, on June 30, 2006, the National Electric Power Agency (ANEEL) published, on a provisional basis, Resolution No. 355 adjusting the Company's revenues for the period from July 1, 2006 to June 30, 2007, based upon ANEEL Technical Note No. 224, which revised ANEEL's understanding of PIS and COFINS (taxes on revenues) taxation for electric power transmission concessionaires. This understanding is in accordance with Federal Revenue Service Regulatory Instruction No. 658, of July 4, 2006, which is applicable to this matter. The result of applying said Technical Note is that the Company's revenues from agreements made prior to October 31, 2003 should be subject to PIS and COFINS at the total rate of 3.65% instead of 9.25% adopted until May 31, 2006. Accordingly, during the third quarter of 2006, the regulatory asset recorded by the Company was reduced by R$ 88,696 thousand and, in counterpart, the Company recorded credits on PIS and COFINS that were overpaid beginning in February 2004, totaling R$ 176,544 thousand. The result of these adjustments, after tax charges, amounted to a net revenue of R$ 57,980 thousand for the quarter and nine-month period ended September 30, 2006.

4. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to above for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5. The statements of cash flows, included as supplemental information, for the quarter and nine-month period ended September 30, 2006, contained in Note 27, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for them to be fairly presented, in all material respects, in relation to the interim financial statements taken as a whole.

6. As described in Note 25, in accordance with a decision rendered by the 49th Labor Court of São Paulo, beginning September 2005, Fundação CESP started to process pension plan benefit payments ruled by State Law No. 4,819/58, using funds passed through by the Company, in the manner adopted until December 2003. In January 2006, the Attorney-General of the State of São Paulo expressed the opinion that the State government's responsibility is restricted to the State constitutional limits determined for payment of pension plan benefits. Since then, the State government has disallowed part of the funds passed through to the Company. The Company's management, supported by its legal counsel, understands that the payment of benefits related to this pension plan is the State government's responsibility; consequently, no obligation related to this plan is recorded in the Company's financial statements.

7. We had previously reviewed the balance sheet as of June 30, 2006, and issued a special review report thereon, dated August 4, 2006, mentioning the non-quantification of the effects of the review of the treatment of PIS and COFINS, commented upon in paragraph 3. In addition, we have reviewed the statements of income for the quarter and nine-month period ended September 30, 2005, presented for comparative purposes, and issued an unqualified special review report thereon, dated November 4, 2005.

8. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 16, 2006

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND JUNE 30, 2006 - UNAUDITED

(In thousands of Brazilian reais - R$)

ASSETS	09/30/06	06/30/06
CURRENT ASSETS		
Cash and cash equivalents		
Cash and banks	408	2.941
Temporary cash investments	525.215	479.627
	525.623	482.568
Accounts receivable		
Consumers, concessionaires and permittees	163.260	162.107
Inventories	34.449	35.178
Accounts receivable - São Paulo State Finance Department	13.622	20.192
Allowance for doubtful accounts	(1.079)	(1.079)
Recoverable taxes	190.469	13.892
Escrow deposits	3.427	3.482
Other	13.320	15.348
	417.468	249.120
Prepaid expenses	481	1.862
	943.572	733.550
LONG-TERM ASSETS		
Accounts receivable		
Accounts receivable - São Paulo State Finance Department	177.397	150.300
Sale of assets and rights	70.496	70.496
Allowance for doubtful accounts	(72.714)	(72.714)
Deferred income and social contribution taxes	113.553	113.123
Escrow deposits	65.631	65.090
Other	3.494	3.494
	357.857	329.789
Prepaid expenses		
Regulatory assets - COFINS/PIS	5.862	93.653
	363.719	423.442
PERMANENT ASSETS		
Investments		
Tax incentives - FINAM (Amazon Investment Fund)	851	851
Allowance for losses - Ferronorte	(851)	(851)
	-	-
Property, plant and equipment		
In service	5.785.898	5.770.802
Accumulated depreciation	(2.661.013)	(2.625.335)
	3.124.885	3.145.467
In progress	673.455	618.841
	3.798.340	3.764.308
Special liabilities	(15.866)	(15.866)
	3.782.474	3.748.442
TOTAL ASSETS	5.089.765	4.905.434

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND JUNE 30, 2006 - UNAUDITED
(In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/06	06/30/06
CURRENT LIABILITIES		
Suppliers	31.276	53.079
Taxes payable	90.228	53.177
Loans, financing and debt charges	56	57
Regulatory charges - RGR (Global Reserve for Reversion Quota)	4.489	5.154
Payroll and related charges	11.557	13.334
Accrued liabilities	38.616	42.498
Accounts payable - Fundação CESP	9.417	9.220
Interest on capital/dividends	51.252	51.478
Other	30.510	21.399
	267.401	249.396
LONG-TERM LIABILITIES		
Loans and financing	598	611
Accounts payable - Fundação CESP	222.972	223.291
Deferred income tax	16.374	16.374
Reserve for contingencies	267.091	265.826
Accrued taxes	38.524	38.524
Special liabilities - reversal/amortization	24.053	24.053
Other	11.091	10.909
	580.703	579.588
DEFERRED INCOME	104.741	108.988
SHAREHOLDERS' EQUITY		
Capital	462.000	462.000
Capital reserves	2.592.369	2.592.369
Profit reserves	177.850	178.572
Retained earnings	904.035	733.855
	4.136.254	3.966.796
Funds for capital increase	666	666
	4.136.920	3.967.462
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5.089.765	4.905.434

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005 - UNAUDITED
(In thousands of Brazilian reais - R$, except for earnings per thousand shares)

	07/01/06 to 09/30/06	01/01/06 to 09/30/06	07/01/05 to 09/30/05	01/01/05 to 09/30/05
GROSS OPERATING REVENUES				
Electricity network usage charges	359.626	1.034.226	349.823	953.897
Other revenues	3.571	10.804	2.961	11.536
	363.197	1.045.030	352.784	965.433
DEDUCTIONS FROM OPERATING REVENUE				
RGR (Global Reserve for Reversion Quota)	(8.348)	(25.043)	(7.894)	(23.681)
COFINS (tax on revenue)	(15.506)	(61.662)	(26.641)	(72.886)
PIS (tax on revenue)	(3.363)	(13.382)	(5.784)	(15.824)
Regulatory asset - Recognition	3.943	35.001	19.592	54.219
Regulatory asset - Realization	(3.038)	(41.483)	(16.825)	(16.825)
Regulatory asset - Reversal	(88.696)	(88.696)	-	-
COFINS credit	117.242	117.242	-	-
PIS credit	25.446	25.446	-	-
ISSQN (service tax)	(53)	(131)	(66)	(195)
	27.627	(52.708)	(37.618)	(75.192)
NET OPERATING REVENUES	390.824	992.322	315.166	890.241
OPERATING EXPENSES				
Personnel	(76.131)	(240.977)	(96.601)	(250.945)
Materials	(5.823)	(16.821)	(6.154)	(19.916)
Outside services	(24.344)	(74.530)	(25.119)	(64.781)
Depreciation	(42.563)	(127.041)	(42.527)	(126.984)
Concession regulatory charges	(26.758)	(66.288)	(12.145)	(33.070)
Reserve for contingencies	(1.265)	(12.689)	(6.639)	(25.882)
Other expenses	(12.369)	(31.201)	(11.117)	(30.525)
	(189.253)	(569.547)	(200.302)	(552.103)
INCOME FROM SERVICES	201.571	422.775	114.864	338.138
FINANCIAL INCOME (EXPENSES)				
Amortization of negative goodwill	4.246	12.739	4.246	12.739
Income	52.693	100.628	36.031	95.662
Expenses	(4.006)	(13.213)	(4.691)	(14.389)
Monetary variations, net	91	(573)	(1.023)	6.950
Interest on capital	-	(54.354)	(95.000)	(149.354)
	53.024	45.227	(60.437)	(48.392)
INCOME FROM OPERATIONS	254.595	468.002	54.427	289.746
Nonoperating income	1	1.429	1.073	4.342
Nonoperating expenses	(161)	(568)	(1.992)	(3.828)
NONOPERATING INCOME, NET	(160)	861	(919)	514
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	254.435	468.863	53.508	290.260
Income tax	(84.936)	(144.413)	(17.595)	(74.086)
Social contribution tax	(30.554)	(51.557)	(6.137)	(26.215)
Deferred income tax	22.288	26.613	968	(2.878)
Deferred social contribution tax	8.015	9.708	349	(1.036)
	(85.187)	(159.649)	(22.415)	(104.215)
INCOME AFTER INCOME AND SOCIAL CONTRIBUTION TAXES	169.248	309.214	31.093	186.045
Reversal of interest on capital	-	54.354	95.000	149.354
NET INCOME	169.248	363.568	126.093	335.399
Earnings per thousand shares - R$	1,13	2,44	0,84	2,25

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 - UNAUDITED
(Amounts in thousands of Brazilian reais - R$, except as otherwise indicated)

1. OPERATIONS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company") is a publicly-traded company authorized to operate as an electric power concessionaire in the State of São Paulo, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to the available technology, and the Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company has derived from the partial spin-off of CESP - Companhia Energética de São Paulo (CESP) and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo - Eletricidade de São Paulo S.A., was merged into the Company.

In a privatization auction held on June 28, 2006, on the São Paulo Stock Exchange (BOVESPA), pursuant to Notice SF/001/2006, the São Paulo State Government, until then the majority shareholder, sold 31,341,890,064 common shares owned by it, corresponding to 50.12% of common shares issued by CTEEP.

The winner of the auction was Interconexión Eléctrica S.A. ESP, with a bid of R$ 38.09 per thousand shares, representing a premium of 58% on the minimum amount established in the notice, of R$ 24.11.

ISA is a company with head office in Colombia, controlled by that country's federal government, which has 59% equity interest in that company's total capital, with investments in electric power transmission, as well as in Colombia, Venezuela, Ecuador, Peru and Bolivia.

The financial settlement of the transaction took place on July 26, 2006, with the resulting transfer of ownership of the aforementioned shares to ISA Capital do Brasil S.A., a Brazilian company controlled by Interconexión Eléctrica S.A. ESP, established to operate in Brazil, thus becoming CTEEP's controlling shareholder. Said transaction was approved by ANEEL (National Electric Power Agency), on July 25, 2006, pursuant to Authorization Resolution 642/06, published in the Official Gazette on July 26, 2006.

The Company's shares are traded on the BOVESPA. Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A. (Note 17.2).

2. CORPORATE GOVERNANCE

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of the BOVESPA. Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of management's and controlling shareholder's actions.

3. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices, supplementary standards established by the Brazilian Securities Commission (CVM), and specific regulations applicable to electric power concessionaires, established by ANEEL.

These interim financial statements are in conformity with the principles, methods and criteria adopted by the Company at the close of 2005 fiscal year.

For better presentation and comparison, the amount of R$ 36,013 thousand, referring to the balance of pension plan benefit payment processing – Law 4819/58, as of June 30, 2006 (Note 4.3), recorded under the caption "Accounts receivable - São Paulo State Finance Department", was reclassified from Current Assets to the same caption in Long-Term Assets.

4. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

	09/30/06			06/30/06
	Current	Long-term	Total	Total
Benefits - State Law 4,819/58	-	-	-	6,879
Agreement for acknowledgment and consolidation of debts	11,278	54,509	65,787	67,050
Pension plan benefit payments - State Law 4,819/58	-	62,735	62,735	36,013
Sale of real property	2,344	11,330	13,674	13,937
Labor claims - State Law 4,819/58	-	46,605	46,605	44,395
Family allowance - State Law 4,819/58	-	2,218	2,218	2,218
	13,622	177,397	191,019	170,492

4.1. Benefits – Law 4,819/58

These amounts relate to advances made by CESP - Companhia Energética de São Paulo, from November 1981 to May 1983, for payment of benefits to employees participating in the pension plan of the State of São Paulo, in accordance with State Law 4,819/58.

As a result of CESP's partial spin-off, these receivables were transferred to the Company, and on August 6, 1999 an agreement was signed with the State Finance Department, to receive the amount in 84 monthly installments, adjusted according to the general market price index (IGP-M) variation, plus interest of 6% per year, from September 1999 through August 2006.

4.2. Agreement for acknowledgment and consolidation of debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company corresponding to the disbursements originally made by CESP, from 1990 to 1999, for payment of pension plan benefits under State Law 4,819/58. The acknowledged debt has been adjusted up to January 2002 according to the State government index for inflation adjustments (UFESP) variation and, starting in February 2002, according to the monthly variation of the IGP-M, plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning on August 1, 2002, and ending on July 1, 2012.

4.3. Pension plan benefit payments - State Law 4,819/58

The amount of R$ 62,735 thousand refers to the remaining balance of pension plan benefit payments under State Law 4,819/58, of which R$ 1,426 thousand is supported by individual injunctions and relates to the period from January to August 2005, and R$ 61,309 thousand is supported by a decision of the 49th Labor Court of São Paulo and relates to the period from September 2005 to September 2006, which are paid by Fundação CESP using funds received from the State government and transferred to the Company (Note 25.3). This amount is not monetarily restated and is not subject to any kind of interest until it is approved by the State government for payment to the Company.

4.4. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgment of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243 thousand, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons.

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments from August 1, 2002 to July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

4.5. Labor claims - State Law 4,819/58

Refer to certain labor lawsuits settled by the Company, related to retired employees under State Law 4,819/58, which are the responsibility of the State government. This balance is not monetarily restated and is not subject to any kind of interest until it is approved by government for payment to the Company.

4.6. Family allowance - State Law 4,819/58

CESP made advances for monthly family allowance payments established by State Law 4,819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, management recorded an allowance for doubtful accounts in long-term assets in the amount of R$ 2,218 thousand.

5. RECOVERABLE TAXES

	09/30/06	06/30/06
Income Tax		
Overpaid	8,516	8,516
Withheld at Source	415	389
Legal Entity – Third Parties	39	23
	8,970	8,928
Social Contribution Tax		
Overpaid	3,039	3,039
Withheld at Source	332	311
	3,371	3,350
COFINS		
Credits – Regulatory Instruction 658 (a)	145,066	-
Withheld at Source	496	469
	145,562	469
PIS		
Credits – Regulatory Instruction 658 (a)	31,478	-
Withheld at Source	108	102
	31,586	102
Other	980	1,043
	190,469	13,892

(a) Note 9.1.

6. SALE OF ASSETS AND RIGHTS

Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496 thousand, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo Metropolitana Eletricidade de São Paulo S.A. of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904 thousand, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

Due to uncertainties as to the outcome of this issue, the Company maintains an allowance for the total balance receivable.

7. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

7.1. Assets

Included in long-term assets are tax credits available for offset against future taxable income, calculated on temporarily nondeductible provisions controlled in part "B" of the Taxable Income Computation Book (LALUR), and arising from the following provisions:

	09/30/06			06/30/06
	Income tax	Social contribution tax	Total	Total
Reserve for labor contingencies	33,575	12,087	45,662	45,662
Reserve for civil contingencies	256	92	348	348
Reserve for tax contingencies	31,236	11,245	42,481	42,051
Reserve for social security contingencies	1,706	614	2,320	2,320
Allowance for doubtful accounts	17,198	5,544	22,742	22,742
	83,971	29,582	113,553	113,123

7.2. Liabilities

The balance of R$ 16,374 thousand in long-term liabilities refers to income tax on gains from sale of CETEMEQ (Note 6). This balance will be settled upon the receipt of the respective accounts receivable.

8. ESCROW DEPOSITS

In current assets, the amount of R$ 3,427 thousand (R$ 3,482 thousand on June 30, 2006) refers to a development fund designed to provide scholarships and training to the Company's qualifying employees.

In long-term assets, due to the uncertainties concerning the final outcome of the lawsuits for which escrow deposits were made, the Company's practice is to maintain the escrow deposits at their nominal amounts, without any kind of monetary restatement or interest. The balance is composed as follows:

	09/30/06	06/30/06
COFINS (a)	38,524	38,524
Labor lawsuits (b)	7,507	7,147
Social security lawsuits - INSS (c)	6,825	6,825
Infraction notices - ANEEL (d)	6,317	6,317
Labor lawsuits that are the responsibility of the State government (e)	6,458	6,277
	65,631	65,090

(a) Note 16.

(b) Note 15.1.

(c) Note 15.3.

(d) Refer to two deposits for the purpose of annulling infraction notices issued by ANEEL due to disturbances in the transmission system in February 1999 and January 2002. The first deposit, made on January 17, 2000, in the amount of R$ 3,040 thousand, was required in the annulment action filed by the Company against ANEEL, arising from Infraction Notice 001/1999-SFE which imposed a fine on the Company under the allegation of violation practices for hindering the inspection work to check disturbances caused by the interruption in the transmission and distribution of electric power in most of the Southeast, South and Central West regions, for not meeting the requirements of the "inspection report" and not complying with the legal obligation to provide adequate service. The second deposit, made on June 17, 2003, in the amount of R$ 3,277 thousand, resulting from Infraction Notice 005/2002-SFE, on May 7, 2002, relates to the punitive administrative proceeding filed by ANEEL because of the disconnection on January 21, 2002 of the 440 kV transmission line between the Company's substations in the Ilha Solteira and Araraquara Hydroelectric Power Plants. The Company's attorneys understand that it is not possible to determine if the Company will be successful in both cases.

(e) Refer to judicial deposits made by the Company for ongoing labor lawsuits, filed by retired employees, which are the responsibility of the São Paulo State (State Law 4,819/58).

9. PREPAID EXPENSES - REGULATORY ASSETS - COFINS AND PIS

According to the transmission concession agreement signed between the Company and ANEEL, any change in taxes or legal charges will result in the review of the Allowed Annual Revenue (RAP).

In view of the effects of Laws 10,637, of December 30, 2002, 10,833, of December 29, 2003, and 10,865, of April 30, 2004, the Company's costs were impacted by the increase in the rates of PIS, beginning December 2002, and COFINS, beginning February 2004.

Regulatory assets arising from the increase in COFINS and PIS rates, as established by SFF/ANEEL Circulars 190, of February 1, 2005, and 302, of February 25, 2005, were recorded in long-term assets as "Prepaid expenses" with a corresponding entry to "Deductions from operating revenues".

For the tariff cycle begun on July 1, 2006, ANEEL issued Ratifying Resolution 355/06, offering as grounds Technical Note 224/2006 - SFF/ANEEL, of June 19, 2006, which established a new understanding of the levy of the PIS and COFINS rates associated with the provision of daily transmission service. In this technical note, ANEEL presented an exhaustive study of the matter in question, characterizing non-change in the price previously established in the Transmission Concession agreements signed prior to October 31, 2003.

Likewise, the SRF (Federal Revenue Service) published, on July 4, 2006, SRF Regulatory Instruction 658, offering an interpretation identical to that presented by ANEEL as regards the concept of pre-determined price and resulting qualification of the agreements in the cumulative and non-cumulative PIS and COFINS regimes, as applicable.

Due to these positions, the Company recalculated the impact of the increase in these taxes rates on revenue, reversing R$ 88,696 thousand of the regulatory asset balance, of which R$ 17,143 thousand for PIS, and R$ 71,553 thousand for COFINS.

The balances of these assets are as follows:

	09/30/06			06/30/06
	COFINS	PIS	Total	Total
Recognition				
December 2002 to December 2004	-	18,191	18,191	18,191
February 2004 to December 2004	44,411	-	44,411	44,411
January 2005 to December 2005	60,744	13,053	73,797	73,797
January 2006 to September 2006	28,751	6,250	35,001	31,058
	133,906	37,494	171,400	167,457
Realization				
July 2005 to December 2005	(26,541)	(8,818)	(35,359)	(35,359)
January 2006 to September 2006	(31,137)	(10,346)	(41,483)	(38,445)
	(57,678)	(19,164)	(76,842)	(73,804)
Technical Note 224/2006 - SFF/ANEEL				
Reversal	(71,553)	(17,143)	(88,696)	-
Balance	4,675	1,187	5,862	93,653

9.1. Recognition of Tax Credits

The Company considered Ratifying Resolution 355/06, which established the new RAP, reflecting ANEEL's new understanding of the levy of PIS and COFINS, in effect beginning July 1, 2006, as well as SRF (Federal Revenue Service) Regulatory Instruction No. 658, in effect beginning July 4, 2006, establishing that revenue arising from agreements signed prior to October 31, 2003 must be taxed based on the cumulative regime at the total PIS and COFINS rate of 3.65%, retroactive to February 2004, when Law 10,833, of December 29, 2003, went into effect, instead of the non-cumulative regime at the rate of 9.25%, applied by the Company until May 2006.

Due to this new understanding, the Company identified the overpaid amounts, in the period from February 2004 to May 2006, resulting in the amount, updated to September 2006, of R$ 176,544 thousand, recognizing tax credits of R$ 31,478 thousand for PIS and R$ 145,066 thousand for COFINS, which will be utilized to offset future payments, beginning October 2006, including income tax and social contribution tax. (Note 5 (a)). These credits were recorded in counterpart to Deductions from Operating Revenue, in the original amount of R$ 142,688 thousand, and Financial Income in the amount of R$ 33,856 thousand, corresponding to the update based on the SELIC (Central Bank overnight rate) (Note 20).

10. PROPERTY, PLANT AND EQUIPMENT

	09/30/06			06/30/06
	Restated cost	Accumulated depreciation	Net book Value	Net book value
In service				
Intangible assets	57,505	-	57,505	57,505
Land (a)	82,243	-	82,243	82,237
Buildings, construction and improvements	582,003	(347,891)	234,112	238,232
Machinery and equipment	5,013,399	(2,275,837)	2,737,562	2,753,259
Vehicles	27,797	(24,754)	3,043	3,491
Furniture and fixtures	22,951	(12,531)	10,420	10,743
	5,785,898	(2,661,013)	3,124,885	3,145,467
In progress	673,455	-	673,455	618,841
Special liabilities (b)				
Donations received	(15,866)	-	(15,866)	(15,866)
	6,443,487	(2,661,013)	3,782,474	3,748,442

In accordance with articles 63 and 64 of Decree 41,019, of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution 20/99 regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(a) Land owned by the Company in São José dos Campos, whose book value is R$ 114 thousand. The land has been pledged as collateral for a municipal real estate tax (IPTU) collection proceeding (Note 15.2).

(b) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

11. TAXES PAYABLE

	09/30/06	06/30/06
Income tax	56,159	6,753
Social contribution tax	20,257	3,475
Social contribution tax on capital gain (a)	5,247	5,247
COFINS	4,200	3,330
Income tax – regulatory asset (b)	1,418	23,389
PIS	911	722
ANEEL inspection fee	553	553
Social contribution tax - regulatory asset (b)	528	8,429
Other	955	1,279
	90,228	53,177

(a) Refers to social contribution tax levied on gains on sale of the property named CETEMEQ (Note 6).

(b) Refers to income and social contribution taxes levied on regulatory asset (Note 9). On February 11, 2005 the Company consulted with the Federal Revenue Service about the application of clause XI, article 10, of Law 10,833/03 and paragraph 3, article 2 of Federal Revenue Service Regulatory Instruction 468/04, and is awaiting a reply to its consultation.

12. LOANS, FINANCING AND DEBT CHARGES

	09/30/06				06/30/06
		Principal			
	Charges	Current	Long-term	Total	Total
Local currency					
ELETROBRÁS	6	50	598	654	668

13. PAYROLL AND RELATED CHARGES

	09/30/06	06/30/06
INSS (social security contribution)	4,496	4,733
Withholding income tax	2,283	2,476
FGTS (severance pay fund)	1,318	1,485
Scholarship program (a)	3,428	3,472
Other taxes payable	32	1,168
	11,557	13,334

(a) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

14. ACCOUNTS PAYABLE - FUNDAÇÃO CESP

The amounts in current and long-term liabilities refer to two debt acknowledgement agreements for financing of actuarial deficit with Fundação CESP, totaling R$ 232,389 thousand (R$ 232,511 thousand in June 30, 2006), related to Settled Proportional Pension Plans (BSPS), with monthly payments and final maturities scheduled for September and November 2017, restated based on the greater of actuarial cost variation, General Price Index - Domestic Supply (IGP-DI) plus interest of 6% per year, or the managed prime rate (TR) plus interest of 8% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contributions for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

On December 31, 2005, as required by CVM Resolution 371/00, the calculation of liabilities with the private pension entity did not result in any need to recognize additional liabilities.

15. RESERVE FOR CONTINGENCIES

The various types of contingencies were evaluated and classified based on the likelihood that the Company may incur a loss, as follows:

	Likelihood of loss							
	Probable		Possible		Remote		Total	
Type	09/30/06	06/30/06	09/30/06	06/30/06	09/30/06	06/30/06	09/30/06	06/30/06
Labor	134,299	134,299	10,558	7,095	211,365	207,936	356,222	349,330
Civil	1,023	1,023	500	1,320	10,692	11,454	12,215	13,797
Tax - IPTU	124,944	123,679	-	-	-	-	124,944	123,679
Social security - INSS	6,825	6,825	-	-	-	-	6,825	6,825
	267,091	265,826	11,058	8,415	222,057	219,390	500,206	493,631

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

- Probable - the future event or events is/are likely to occur, from 61 to 100%;
- Possible - the chance of the future event or events occurring is more than remote, but less than probable, from 41 to 60%; and.
- Remote - the chance of the future event or events occurring is slight, until 40%.

Reserves have been recognized for contingencies classified as probable loss.

On a periodic basis, lawsuits are reassessed and reserves are supplemented, if necessary.

15.1. Labor

The Company assumed responsibility for certain lawsuits at different courts, arising principally from CESP's partial spin-off and the merger of EPTE.

15.2. Tax - IPTU

Reserve recorded to cover amounts due to the municipalities of São Paulo and São José dos Campos.

15.3. Social security - INSS

On August 10, 2001, the Company received from the INSS a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, management decided to recognize a reserve and make an escrow deposit amounting to R$ 6,825 thousand, which was recorded in long-term assets, under "Escrow deposits" (Note 8).

16. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law 9,718, of November 27, 1999, which increased the COFINS rate from 2% to 3% and increased its tax basis by including financial income and nonoperating income.

Accordingly, the Company recorded provisions and the related escrow deposits up to January 2004. Beginning February 2004, when Law 10,833, of December 29, 2003, entered into effect, establishing that COFINS is not cumulative, the Company started making the payments in accordance with the new Law. The escrow deposit amounts to R$ 38,524 thousand, recorded in long-term assets, under "Escrow deposits" (Note 8). Accrued taxes and escrow deposits are not monetarily restated.

17. SHAREHOLDERS' EQUITY

17.1. Capital

The Company's authorized capital is R$ 1,469,090 thousand, represented by R$ 615,696 thousand in common shares and R$ 853,394 thousand in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000 thousand, represented by 62,558,663 thousand common shares and 86,726,372 thousand preferred shares, totaling 149,285,035 thousand shares.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

17.2. Ownership structure

As of September 30, 2006, the Company's main shareholders are as follows:

	09/30/06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Controlling Shares						
Controlling Shareholder						
ISA Capital do Brasil S.A.	31,351,911,751	50.12	-	-	31,351,911,751	21.00
Management						
Directors	-	-	212,710	-	212,710	-
Board of Directors	16	-	32	-	48	-
Fiscal Council	-	-	-	-	-	-
	16	-	212,742	-	212,758	-
	31,351,911,767	50.12	212,742	-	31,352,124,509	21.00
Outstanding Shares						
São Paulo State Government						
State Finance Department	198	-	9,338,731,250	10.77	9,338,731,448	6.26
CESP – Companhia Energética de São Paulo	-	-	2,415,888,838	2.79	2,415,888,838	1,62
Companhia do Metropolitano de São Paulo – METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
Other	700	-	3,489,444	-	3,490,144	-
	898	-	14,010,982,917	16.16	14,010,983,815	9.39
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Participações S.A. - BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR – Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
	15,716,987,477	25.13	49,977,746,781	57.63	65,694,734,258	44.01
Other						
CESPINVEST – Clube de Investimentos (a)	8,870,264,655	14.18	-	-	8,870,264,655	5.94
Banco do Brasil Employees' Pension Plan	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Morgan Stanley Uruguay Ltda	28,600,000	0.05	1,302,900,000	1.50	1,331,500,000	0.89
L Parisotto Participações Ltda	-	-	1,161,100,000	1.34	1,161,100,000	0.78
Merrill Lynch International	278,400,000	0.44	773,400,000	0.89	1,051,800,000	0.70
PETROS – Petrobras Pension Plan	-	-	569,809,138	0.66	569,809,138	0.38
The Bank of New York – ADR Department	36,999,000	0.06	62,812,200	0.07	99,811,200	0.07
Other (b)	5,979,060,006	9.55	17,519,250,718	20.20	23,498,310,724	15.74
	15,489,762,661	24.75	22,737,429,753	26.21	38,227,192,414	25.60
	31,206,751,036	49.88	86,726,159,451	100.00	117,932,910,487	79.00
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Refers to investment club of employees and retirees who participated in the stock offering, arising from the sale process of CTEEP's shareholding control.

(b) Includes shareholders who, individually, hold shares in a percentage less than 5% of the total of each category and class.

17.3. Shareholding position, by category and class, of holders of more than 5% of each category and class of shares of the Company, directly or indirectly, up to the level of individual

	09/30/06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Eléctrica S.A. ESP - ISA..	506,200,997	100.00	-	-	506,200,997	100.00
Board of Directors	3	-	-	-	3	-
	506,201,000	100.00	-	-	506,201,000	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Participações S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3,54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Participações S.A. - BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

17.4. Payment of dividends to shareholders

According to clauses III and IV of the Company's bylaws, mandatory dividends are calculated based on paid-in capital of each class of shares, as follows:

- 10% per year for preferred shares; and
- If there are sufficient funds, 10% per year for common shares.

a. Interest on capital

According to Law 9,249, of December 26, 1995, legal entities computing taxes based on taxable income may pay interest on capital to their shareholders, provided that there is income earned before payment of interest on capital, or interest on retained earnings and profit reserves, limited in both situations to 50% of the amount of the respective accounts, with tax deduction of the interest paid or credited to the shareholders.

At the meeting held on May 15, 2006 the Board of Directors determined the payment of interest on capital to shareholders in the amount of R$ 54,354 thousand, equivalent to R$ 0.3640954 per thousand shares (preferred and common). Half of this amount will be paid to the shareholders on December 1, 2006 and the remaining balance 60 days after the shareholders' meeting for approval of the Company's 2006 financial statements.

According to paragraph 7, article 9, of Law 9,249/95, interest on capital credited or paid to shareholders can be attributed to the amount of dividends addressed in article 202 of Law 6,404/76 and article 36, paragraph 2, of the Company's bylaws.

18. PERIODIC REVIEW OF ALLOWED ANNUAL REVENUE (RAP)

Pursuant to Concession Agreement 59 signed on June 20, 2001 with the Federal Government through ANEEL, every four years after the date of signing of this agreement, ANEEL must perform a review of the RAP from electricity transmission relating to installations of authorized projects that started commercial operations after December 31, 1999, for purposes of efficiency and reasonableness of tariff, according to specific regulation to be issued by ANEEL.

Under Ratifying Resolutions 149/05 and 355/06, ANEEL authorized, on a provisional basis, an increase in the RAP based on the variation of the IGP-M for the tariff cycles from July 2005 to June 2006 and from July 2006 to June 2007, until the periodic review in progress is finished, which is expected for July 2007. The effects of such review must be applied retroactively to July 1, 2005.

18.1. Public Hearing for periodic tariff revision electricity transmission concessionaires.

Pursuant to Public Hearing Notice 007/2006, of April 18, 2006, ANEEL held an in-person Public Hearing, on July 12, 2006, relating to the criteria and procedures to be used in the Period Tariff Revision process of the electric power transmission concessionaires. The period for receiving contributions started on April 24 and ended on July 7, 2006. The CTEEP is included and takes part in this process with 11 other concessionaires.

The Technical Note 068/2006 and respective attachments, which are an integral part of said Public Hearing, presents the criteria and procedures to be used in the periodic tariff revision of the remunerations for electricity transmission facilities. The methodologies and data used are as follows:

- Capital structure;
- Cost of capital;
- Remuneration basis;
- Operating costs;
- Authorized revenues;
- Other revenues; and
- Review of auctions.

After the general procedures are established, the processes of each transmission concessionaire will be presented in Public Hearings. The periodic tariff revision of the transmission concessionaires will be completed in July of the following year with the disclosure of the indices for adjustment of the RAP retroactive to July 1, 2005.

19. ELECTRICITY NETWORK USAGE CHARGES

Revenues from electricity network usage charges in the nine-month period ended September 30, 2006 amounted to R$ 1,034,226 thousand, including R$ 115,679 thousand, relating to new projects that began commercial operations after December 31, 1999. This revenue is composed of the following:

	09/30/06		09/30/05	
	Quarter	Nine-month period	Quarter	Nine-month period
Basic network				
Existing assets	263,779	782,311	261,218	632,476
New investments	32,198	97,930	31,650	103,772
Surplus (deficit)	8,620	(1,654)	28	5,906
	304,597	878,587	292,896	742,154
Other transmission facilities				
Existing assets	17,161	67,712	40,858	175,372
New investments	11,756	17,749	2,290	6,528
	28,917	85,461	43,148	181,900
Charges				
Fuel Usage Quota (CCC)	17,065	41,418	8,571	21,561
Energy Development Account (CDE)	10,613	26,888	5,146	11,916
Proinfa (program for incentive for alternative sources of electric energy)	1,530	4,122	-	-
	29,208	72,428	13,717	33,477
Adjustment	(3,096)	(2,250)	62	(3,634)
	359,626	1,034,226	349,823	953,897

19.1. Allowed Annual Revenue (RAP) of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the Miguel Reale Substation Expansion project, whose investment value used to calculate the RAP was R$ 323,236 thousand.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164 thousand.

Due to the reduction in the investments in said project, the related annual amount of the RAP for July 2005 was then reduced by R$ 32,251 thousand. The Company considers this reduction invalid and filed Official Circular OF/F/2828, of July 8, 2005, with ANEEL requesting its restoration.

On March 2, 2006, through Official Letter 321/2006, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

On March 23, 2006, through Official Letter OF/F/1372/2006, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of the SFF's position.

20. FINANCIAL INCOME (EXPENSES)

	09/30/06		09/30/05	
	Quarter	Nine-month period	Quarter	Nine-month period
Income				
Income from temporary cash investments	17,148	61,138	33,846	88,869
Interest on accounts receivable – State Finance Department	1,178	4,009	1,813	5,931
Update of PIS/COFINS tax credits (a)	33,856	33,856	-	-
Other	511	1,625	372	862
	52,693	100,628	36,031	95,662
Expenses				
Debt charges	(1,937)	(6,258)	(2,642)	(8,017)
CPMF (tax on banking transactions)	(1,416)	(5,209)	(1,479)	(4,313)
RGR	(279)	(837)	(279)	(837)
Charges on taxes - CETEMEQ	(190)	(601)	(250)	(697)
Other	(184)	(308)	(41)	(525)
	(4,006)	(13,213)	(4,691)	(14,389)

(a) Note 9.1

21. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes on the accrual basis, based on monthly trial balances (for tax suspension and reduction purposes).

21.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34% (25% for income tax and 9% for social contribution tax).

	Quarters			
	09/30/06		09/30/05	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	254,435	254,435	53,508	53,508
Expected tax expense	(63,609)	(22,899)	(13,377)	(4,815)
Taxes on				
Amortization of negative goodwill	(1,899)	(465)	(1,899)	(465)
Other	2,860	825	(1,351)	(508)
	961	360	(3,250)	(973)
Effective tax expense	(62,648)	(22,539)	(16,627)	(5,788)

	Nine-month periods 09/30/06 Income tax	09/30/06 Social contribution tax	09/30/05 Income tax	09/30/05 Social contribution tax
Income before taxes	468,863	468,863	290,260	290,260
Expected tax expense	(117,216)	(42,198)	(72,565)	(26,123)
Taxes on				
Amortization of negative goodwill	(5,701)	(1,395)	(5,701)	(1,395)
Other	5,117	1,744	1,302	267
	(584)	349	(4,399)	(1,128)
Effective tax expense	(117,800)	(41,849)	(76,964)	(27,251)

21.2. Analytical statement of taxes

	Quarters 09/30/06 Income tax	09/30/06 Social contribution tax	09/30/05 Income tax	09/30/05 Social contribution tax
Income before taxes	254,435	254,435	53,508	53,508
Reserve for labor contingencies	-	-	4,205	4,205
Reserve for tax contingencies - IPTU	1,265	1,265	2,434	2,434
Reserve for Profit Sharing	-	-	12,336	12,336
Allowance for Losses - FINAM	-	-	851	851
Negative goodwill on acquisition of investment	7,602	5,168	7,602	5,168
Reversal of provisions	(9,690)	(9,690)	(7,784)	(7,784)
Regulatory asset - recognition	(3,943)	(3,943)	(19,592)	(19,592)
Regulatory asset - realization	3,038	3,038	16,825	16,825
Regulatory asset – Reversal	88,696	88,696	-	-
Tax incentive - Rouanet Law	490	490	-	-
Other	39	30	259	234
Income - tax basis	341,932	339,489	70,644	68,185
Rate of 15%	(51,289)		(10,597)	
Rate of 10%	(34,187)		(7,058)	
Rate of 9%		(30,554)		(6,137)
Tax incentives	541		60	
Provision for income and social contribution taxes	(84,936)	(30,554)	(17,595)	(6,137)
Deferred income and social contribution taxes	22,288	8,015	968	349
Income and social contribution tax expenses	(62,648)	(22,539)	(16,627)	(5,788)

	Nine-month periods			
	09/30/06		09/30/05	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	468,863	468,863	290,260	290,260
Reserve for labor contingencies	4,175	4,175	12,306	12,306
Reserve for tax contingencies - IPTU	8,514	8,514	13,576	13,576
Reserve for Profit Sharing	-	-	12,336	12,336
Allowance for Losses – FINAM	-	-	851	851
Negative goodwill on acquisition of investment	22,805	15,503	22,805	15,503
Reversal of provisions	(20,056)	(20,056)	(17,825)	(17,825)
Regulatory asset - recognition	(35,001)	(35,001)	(54,219)	(54,219)
Regulatory asset - realization	41,483	41,483	16,825	16,825
Regulatory asset – Reversal	88,696	88,696	-	-
Tax incentive - Rouanet Law	490	490	400	400
Other	254	192	1,345	1,265
Income - tax basis	580,223	572,859	298,660	291,278
Rate of 15%	(87,033)		(44,799)	
Rate of 10%	(58,004)		(29,848)	
Rate of 9%		(51,557)		(26,215)
Tax incentives	625		561	
Provision for income and social contribution taxes	(144,413)	(51,557)	(74,086)	(26,215)
Deferred income and social contribution taxes	26,613	9,708	(2,878)	(1,036)
Income and social contribution tax expenses	(117,800)	(41,849)	(76,964)	(27,251)

22. CONCESSIONS

Through Administrative Rule 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network and other transmission facilities was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE into the Company. The initially agreed conditions were maintained, except for the allowed annual revenue cap, which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger.

23. FINANCIAL INSTRUMENTS

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent in the Company's operations may be identified as follows:

23.1. Credit risk

The Company has agreements with the National Electric System Operator (ONS), concessionaires and other agents for regulating the provision of services related to the basic network for 205 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 32 concessionaires and other agents, with a bank guarantee clause.

23.2. Price risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the IGP-M and part of the revenues is subject to periodic review every four years (Note 18).

23.3. Liquidity risk

The Company centralizes its financial investments in Banco Nossa Caixa S.A.

23.4. Exchange risk

The Company had only one financing agreement in foreign currency, which expired in May 2006.

23.5. Interest rate risk

Interest based on the variation of the IGP-DI plus 6% per year or the TR plus interest of 8% per year, whichever is higher, is charged on debt agreements with Fundação CESP (Note 14).

The carrying amounts of the financial instruments, compared with the amounts that might be obtained in active market trading, or in absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their fair values.

24. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A.) referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily restating said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999, a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts performed until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear then that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE's assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the mentioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact restated amount available in the mentioned escrow deposits made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the restated amount of the mentioned escrow deposits. In October 2001, ELETROBRÁS executed the sentence referring to the mentioned financing agreement, charging R$ 429 million to Eletropaulo and R$ 49 million to EPTE, understanding that EPTE would pay its part with the restated amounts of the mentioned escrow deposits. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the mentioned collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP and the Company's Special Appeal is already registered with the Superior Court of Justice under No. 809,672.

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its management and legal counsel, is only liable for the payment equivalent to the restated amount of the escrow deposits made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, currently estimated at R$ 835,087 thousand, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

25. SUPPLEMENTARY PENSION PLAN REGULATED STATE LAW 4,819/58

25.1. Significant event

- **July 19, 2005**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by State Law 4,819/58. This plan is for employees hired through May 13, 1974, as mentioned in Note 22.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the responsible agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. Beginning January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit No. 1,339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law 4,819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the website of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, resume processing the beneficiaries' retirement and pension payments established by State Law 4,819/58; such decision has not yet been published, nor has the Company been notified of it.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo."

- **January 27, 2006**

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law 4,819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in Note 21 of the interim financial statements of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725 thousand, transferred to Fundação CESP, having received R$ 14,976 thousand from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49th Labor Court applies currently to 5,528 beneficiaries. The State Finance Department continues paying directly 794 benefits established by State Law 4,819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law 4,819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law 4,819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests."

- **February 24, 2006**

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 thousand to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law 4,819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652 thousand.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law 4,819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests."

25.2. Decision of the 49th Labor Court of São Paulo

On April 27, 2006, the 49th Labor Court of São Paulo rendered a decision on the above-mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice of July 19, 2005), in addition to ordering the payment of amounts falling due. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the Labor Court directly seeking the amounts established by State Law 4,819/58, annulled the decision of the 49th Labor Court of São Paulo and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by State Law 4,819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through transfer from CTEEP as occurred in accordance with the decision of the 49th Labor Court of São Paulo, now annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court of São Paulo, which ordered the payment of pension plan benefits as per State Law 4,819/58 by Fundação CESP, using cash resources from the State of São Paulo transferred by CTEEP, shall prevail.

25.3. Current situation

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court of São Paulo, as well as the decision of the Superior Court of Justice, CTEEP passed on to Fundação CESP, in the period from September 14, 2005 to September 30, 2006, the amount of R$ 271,729 thousand for payment of benefits under State Law 4,819/58, having received from the State Finance Department the amount of R$ 210,420 thousand for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, of R$ 61,309 thousand, is being claimed by the Company at the administrative level (Note 4.3). The decision of the 49th Labor Court of São Paulo currently covers 5,461 beneficiaries under State Law 4,819/58.

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court of São Paulo applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that *"in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim 1145/2005-6, in progress at the 49th Labor Court of São Paulo"*. On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of State Law 4,819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

In view of the Significant Event Notices above, the State Attorney General, by Official Letter No. 01, dated February 10, 2006, and respective Technical Note 01/06, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court of São Paulo. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision. The Technical Note estimates that such disallowances, started in January 2006, may total R$ 111,770 thousand this year, considering salaries paid in 2005 and 6,287 beneficiaries.

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court of São Paulo so as to return the responsibility for the pension plan benefit payment established by State Law 4,819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law 4,819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "Accounts receivable - São Paulo State Finance Department".

26. ANNUAL REVENUE ADJUSTMENT

On June 30, 2006, ANEEL published Ratifying Resolution 355, of June 27, 2006, establishing the Company's revenues for the 12-month cycle from July 1, 2006 to June 30, 2007.

Under said Resolution, the Company's RAP, which was R$ 1,327,500 thousand on July 1, 2005, decreased to R$ 1,314,404 thousand on July 1, 2006, a reduction of R$ 13,096 thousand, representing 1%.

Revenue effective July 1, 2005	**1,327,500**
Adjustment	(33,074)
Revenue effective June 30, 2006	**1,294,426**
Adjustment based on the IGP-M (-0.323225357%)	(4,184)
New work (July 2005 to June 2006)	23,924
PIS/COFINS - Regulatory asset	(62,360)
Adjustment	62,598
Total revenue effective July 1, 2006	**1,314,404**

27. CASH FLOW

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
(In thousands of Brazilian reais - R$)
(Unaudited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from consumers	1,016,928	953,689
Receipts from others	14,503	17,079
Payments to suppliers	(131,496)	(132,929)
Payments to employees	(262,372)	(242,530)
Taxes and regulatory charges	(264,457)	(261,220)
	373,106	316,089
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(346,360)	(99,788)
CASH FLOWS FROM FINANCING ACTIVITIES		
Income from temporary cash investments	50,642	71,987
Repayment of loans	(20,573)	(35,763)
Interest on capital/dividends	(179,642)	(43,254)
CPMF	(5,103)	(4,239)
Other	(744)	(837)
	(155,420)	(12,106)
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Agreements - State Finance Department	36,874	37,778
Reimbursements - State Law 4,819/58	124,471	25,023
Other inflows	917	-
Advances - State Law 4,819/58	(192,882)	(27,191)
	(30,620)	35,610
INCREASE (DECREASE) IN CASH	(159,294)	239,805
CHANGE IN CASH		
At beginning of nine-month period	684,917	543,990
At end of nine-month period	525,623	783,795
	(159,294)	239,805

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

The Company's main source of revenue is the use of its transmission system by electricity concessionaires and industry agents, whose annual tariffs were adjusted based on ANEEL Ratifying Resolution 355, effective through June 30, 2007, and is linked to the basic network and other transmission facilities.

In the third quarter of 2006, Gross Operating Revenues reached R$ 363,197 thousand, which, net of direct taxes and charges, reversal of part of the Regulatory Assets, and the recognition of Tax Credits (Note 9), resulted in Net Operating Revenues of R$ 390,824 thousand, up 24.0%, compared to R$ 315,166 thousand for the same quarter of the prior year.

Operating Expenses directly manageable by Management, comprising personnel, materials, outside services and others, in the amount of R$ 118,667 thousand, represented 30.4% of Net Operating Revenues.

For the third quarter of 2006, Gross Profit, in the amount of R$ 201,571 thousand, was 75.5% higher than the R$ 114,864 thousand for the same quarter of 2005.

EBITDA, expressed by Gross Profit plus Depreciation, reached R$ 244,134 thousand, representing a 62.5% margin on Net Operating Revenues.

Due to the results achieved in operating management in the third quarter of 2006, the Company's Net Income was R$ 169,248 thousand, 34.2% higher than the same quarter of 2005, when it was R$ 126,093 thousand.

OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

In compliance with Corporate Governance practices, we present the Company's shareholding structure, as well as the shareholders holding more than 5% of the shares of each category and class of the Company, directly or indirectly, up to the level of individual.

1. OWNERSHIP STRUCTURE

The Company's main shareholders are:

	09/30/06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Controlling Shares						
Controlling Shareholder						
ISA Capital do Brasil S.A.	31,351,911,751	50.12	-	-	31,351,911,751	21.00
Management						
Directors	-	-	212,710	-	212,710	-
Board of Directors	16	-	32	-	48	-
Fiscal Council	-	-	-	-	-	-
	16	-	212,742	-	212,758	-
	31,351,911,767	50.12	212,742	-	31,352,124,509	21.00
Outstanding Shares						
São Paulo State Government						
State Finance Department	198	-	9,338,731,250	10.77	9,338,731,448	6.26
CESP – Companhia Energética de São Paulo	-	-	2,415,888,838	2.79	2,415,888,838	1,62
Companhia do Metropolitano de São Paulo – METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
Other	700	-	3,489,444	-	3,490,144	-
	898	-	14,010,982,917	16.16	14,010,983,815	9.39
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Participações S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR – Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
	15,716,987,477	25.13	49,977,746,781	57.63	65,694,734,258	44.01
Other						
CESPINVEST – Clube de Investimentos (a)	8,870,264,655	14.18	-	-	8,870,264,655	5.94
Banco do Brasil Employees' Pension Plan	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Morgan Stanley Uruguay Ltda	28,600,000	0.05	1,302,900,000	1.50	1,331,500,000	0.89
L' Parisotto Participações Ltda	-	-	1,161,100,000	1.34	1,161,100,000	0.78
Merrill Lynch International	278,400,000	0.44	773,400,000	0.89	1,051,800,000	0.70
PETROS – Petrobras Pension Plan	-	-	569,809,138	0.66	569,809,138	0.38
The Bank of New York – ADR Department	36,999,000	0.06	62,812,200	0.07	99,811,200	0.07
Other (b)	5,979,060,006	9.55	17,519,250,718	20.20	23,498,310,724	15.74
	15,489,762,661	24.75	22,737,429,753	26.21	38,227,192,414	25.60
	31,206,751,036	49.88	86,726,159,451	100.00	117,932,910,487	79.00
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

	09/30/05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	38,270,778,120	61.18	12,717,601,257	14.66	50,988,379,377	34.16
Companhia do Metropolitano de São Paulo – METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
CESP - Cia. Energética de São Paulo	-	-	1,290,017,216	1.49	1,290,017,216	0.86
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Management						
Directors	-	-	212,710	-	212,710	-
Board of Directors	27	-	23,776	-	23,803	-
Fiscal Council	-	-	-	-	-	-
	27	-	236,486	-	236,513	-
	40,258,887,989	64.35	14.011.344.403	16.15	54.270.232.392	36,35
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
LIGHTPAR – Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
	15,716,987,477	25.13	50,451,818,766	58.17	66,168,806,243	44.33
Credit S Fir Bos Eur Limited	357,400,000	0.57	1,388,658,000	1.60	1,746,058,000	1.17
Pension plan for Banco do Brasil's Employees	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
PETROS – Petrobras pension Plan	-	-	1,627,209,138	1.88	1,627,209,138	1.09
Morgan Stanley Uruguay Ltda	28,600,000	0.05	1,310,800,000	1.51	1,339,400,000	0,90
Merrill Lynch International	271,100,000	0.43	771,400,000	0.89	1,042,500,000	0,70
The Bank of New York - ADR Department	36,999,000	0.06	91,546,200	0.11	128,545,200	0.08
Other (b)	5,592,249,337	8.94	15,725,437,989	18.13	21,317,687,326	14.28
	6,582,787,337	10.52	22,263,209,024	25.68	28,845,996,361	19.32
	22,299,774,814	35.65	72,715,027,790	83.85	95,014,802,604	63.65
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Refers to investment club of employees and retirees who participated in the stock offering, arising from the sale process of CTEEP's shareholding control.

(b) Includes shareholders who, individually, hold shares in a percentage less than 5% of the total of each category and class.

2. **Shareholding position, by category and class, of holders of more than 5% of each category and class of shares of the Company, directly or indirectly, up to the level of individual**

	09/30/06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Eléctrica S.A. ESP	506,200,997	100.00	-	-	506,200,997	100.00
Board of Directors	3	-	-	-	3	-
	506,201,000	100.00	-	-	506,201,000	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Participações S.A. – BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3,54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Participações S.A. – BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	09/30/05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,501,100	15.68	281,923,621,935	49.92
BNDESPAR	67,516,953,798	14.92	346,083,390	0.31	67,863,037,188	12.02
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Other	97,855,894,019	21.63	94,295,902,885	84.01	192,151,796,904	34.02
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00